May 22, 2025

Michael Garrett, CPA
Vice President of Accounting and Controller
Diversified Energy Co PLC
1600 Corporate Drive
Birmingham, Alabama 35242

       Re: Diversified Energy Co PLC
           Form 20-F for the Fiscal Year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-41870
Dear Michael Garrett, CPA:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2024
Key Facts for 2024, page 4

1. We note that PV-10 is not calculated in accordance with IFRS and is disclosed to be an alternative performance measure on page 152. Please revise to include the reference (a) for the information on how this metric is calculated and reconciled to the most directly comparable IFRS measure.
Our Business
Reserve Data
Summary of Reserves, page 8

2. Please expand the proved reserve tables on pages 8, 10 and 145 to include a footnote to clarify the basis for converting oil and NGL volumes to natural gas equivalent volumes (e.g. the number of standard cubic feet of natural gas per one barrel of oil).
       Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K.

       In addition, please include a similar footnote with the tables presenting production on
 May 22, 2025
Page 2

       pages 13, 21, and 145.
Proved Reserves, page 9

3.     We note the Extensions and Discoveries during 2023 and 2024 are explained as
       adjustments    due to well assignments recorded in the accounting
actuals.    Please
       expand your explanation to clarify why these adjustments are not considered as revisions in previous estimates. Refer to the disclosure requirements in FASB ASC
       932-235-50-5.
Proved Undeveloped Reserves, page 10

4. Please expand your discussion of the changes due to conversions to include the dollar amount of capital incurred to convert proved undeveloped reserves to proved developed reserves. Refer to the disclosure requirements in Item 1203(c) of
       Regulation S-K.
Reserve Data
Significant Fields, page 13

5. You disclose total production for the Appalachian Region because you determined it is considered significant or greater than 15% of total proved reserves. Please tell us how you also comply with the disclosure requirements at Item 1204(b) of Regulation
       S-K.
Supplemental Natural Gas & Oil Information (Unaudited)
Estimated Reserves, page 145

6. Please expand the tabular presentation of proved developed and proved undeveloped reserves by individual product type on page 146 to provide the net quantities at the beginning of the initial year shown in the reserves reconciliation, e.g. December 31,
       2021. Refer to the disclosure requirements in FASB ASC 932-235-50-4. Standardized Measure of Discounted Future Net Cash Flows, page 146

7. We note your standardized measure calculation, as of December 31, 2024, includes a positive 10% annual discount value of $253.1 million. This calculation creates a standardized measure of $1,396.9 million which is higher than the presented value for future net cash flows of $1,143.8 million. Please review and revise if necessary, here and elsewhere in your filing, to remove the inconsistency or expand your disclosure to explain the circumstances resulting in the positive 10% discount adjustment. Refer to the disclosure requirements in FASB ASC 932-235-50-31 and 50-36. Alternative Performance Measures, page 150

8.     We note your presentation includes the measures Pro forma adjusted
EBITDA and
       Net-debt-to-pro forma adjusted EBITDA. Pleas revise to provide the disclosures and presentation requirements to comply with Article 11 of Regulation S-X and Question
       100.05 of the Compliance and Disclosure Interpretations on Non-GAAP Financial
       Measures.
 May 22, 2025
Page 3
9. We refer you to PV-10 presented on page 152. Please include a footnote that provides a description of why the adjustment for PV of taxes differs from the amounts presented as future income tax expense used to determine the standardized measure presented on page 147.
PV-10, page 152

10. The PV-10 value presented of $1,591.8 million is higher than the total undiscounted future net cash flows of $1,447.7 million (before future income tax expenses) in the standardized measure calculation on page 147. If correct, please provide us a detailed explanation. Please review and revise if necessary, here and elsewhere in your filing, to remove the inconsistency or expand your disclosure to explain the circumstances resulting in the pre-tax PV-10 value of $1,591.8 million for the year ended December
       31, 2024. This comment also applies to the disclosure in Exhibit 15.3.

        We remind you the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters.
Please contact Sandra Wall, Petroleum Engineer, at 202-551-4727 or John Hodgin, Petroleum
Engineer, at 202-551-3699 with questions regarding the engineering comments. Please contact Brad Skinner, Office Chief, at 202-551-3489 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation